November 7, 2007




U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

      Re: Delaying Amendment to the Registration Statement on Form SB-2 of Opexa Therapeutics, Inc. (the "Registrant") Filed On November 6, 2007

Ladies and Gentlemen:

We hereby submit this letter on behalf of the Registrant to delay the effectiveness of the Registrant's Registration Statement on Form SB-2, as filed with the Securities and Exchange Commission (the "Commission") on November 6, 2007 (the "Registration Statement"), in accordance with Rule 473 under the Securities Act of 1933, as amended (the "1933 Act").

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the 1933 Act or until the Registration Statement shall be effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

If you have any questions or comments concerning the Registration Statement or this submission, please contact Lynne Hohlfeld or me at 281-272-9331.

Very truly yours,

Opexa Therapeutics, Inc.


By: /s/ David B. McWilliams
    -----------------------
    David B. McWilliams, Chief Executive Officer